Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 1, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 1, 2007, entitled "StatoilHydro - merger implemented".

StatoilHydro - merger implemented

The merger between Statoil ASA and Norsk Hydro ASA’s petroleum business has been implemented today, 1 October 2007.

From today, shares in the merged company StatoilHydro ASA will be traded on Oslo Børs under the ticker code STL. Reference is also made to the Statoil ASA announcement on 27 September 2007.

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-143339) and the S-8 (File No. 333-121382) to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

STATOILHYDRO ASA (Registrant)
Dated: October 1, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer